UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission file number: 001-35147

Renren Inc.

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing 100015

People’s Republic of China

+86 10-8417-6807

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

As previously disclosed on the Form 6-K filed on October 8, 2021, on October 7, 2021, Renren Inc. (the “Company”) entered into a stipulation of settlement (the “Stipulation”) as a nominal defendant with respect to the consolidated shareholder derivative lawsuits currently pending in New York State Supreme Court, Commercial Division (the “Court”) under the caption In re Renren, Inc. Derivative Litigation, Index No. 653594/2018.

On October 18, 2021 (the “Scheduling Order Date”), the Court entered an order scheduling a hearing to be held virtually on December 9, 2021 at 9:30 a.m., Eastern time, to, among other things, determine whether the proposed settlement on the terms and conditions provided for in the Stipulation is fair reasonable and adequate, and should be approved by the Court.

Under the Court’s scheduling order, the Company is required to within three (3) business days of the Scheduling Order Date (i.e., by October 21, 2021), file a Form 6-K, including a copy of Notice to Shareholders (and ADS Holders) of Renren, Inc. of Proposed Settlement of Shareholder Derivative Action, Settlement Hearing, and Right to Appear (the “Notice”) in the form approved by the Court as an exhibit thereto, with the Securities and Exchange Commission. As such, the Notice is filed herewith as Exhibit 99.1.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. In particular, as the proposed settlement is contingent upon, among other things, obtaining the necessary court approval, the Company cautions investors that the forward-looking statements included in this announcement are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this announcement is as of the date of this announcement, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice to Shareholders (and ADS Holders) of Renren, Inc. of Proposed Settlement of Shareholder Derivative Action, Settlement Hearing, and Right to Appear

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENREN INC.
By:	/s/ Chris Palmer
Name:	Chris Palmer
Title:	Chief Financial Officer

Date: October 20, 2021